Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________

                            Form 10-SB

                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities and Exchange Act of 1934


                  WINNERS INTERNET NETWORK, INC.
               (Name of registrant in its charter)


            NEVADA                                   91-1844567
    (State of incorporation)           (I.R.S. Employer Identification No.)


                        145 Oviedo Street
                     St. Augustine, Florida 32084
                             (904)824-7447
(Address and telephone number of principal executive offices and principal place of business)


                         ________________

   Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________

   Securities registered pursuant to Section 12(g) of the Act:


                  Common Stock, par value $.001

                      (Title of each class)

                        Table of Contents

                              PART I

Item 1: Description of Business..........................................3
Item 2: Management's Discussion and Analysis or Plan of Operation........8
Item 3: Description of Properties........................................12
Item 4: Security Ownership of Certain Beneficial Owners and Management...12
Item 5: Directors, Executive Officers, Promoters and Control Persons.....14
Item 6: Executive Compensation...........................................15
Item 7: Certain Relationships and Related Transactions...................15
Item 8: Description of Securities.......................................15

                             PART II

Item 1: Market Price of and Dividends on the Registrant's Common Equity
        and Other Shareholder Matters...................................16
Item 2: Legal Proceedings...............................................16
Item 3: Changes in and Disagreements with Accountants...................16
Item 4: Recent Sales of Unregistered Securities ........................16
Item 5: Indemnification of Directors and Officer........................18

                             PART F/S

Index to Financial Statements..........................................18

                             PART III

Item 1: Index to and Description of Exhibits ....................... ..19

                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "Winners Internet" "we," "us," and "our" refer to Winners Internet Network., Inc.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Winners Internet's control. These factors include but are not limited to economic conditions generally and in the industries in which Winners Internet may participate; competition within Winners Internet's chosen industry, including competition from much larger competitors; technological advances and failure by Winners Internet to successfully develop business relationships.

                 PART I

ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     Winners Internet was incorporated in the state of Washington on May 23, 1967 as Empire Exploration, Inc. Empire Exploration was involved in the business of purchasing and exploring mining properties but ceased such operations in 1992. In July of 1988 Empire Exploration, Inc. changed its name to Comstock-Empire International, Inc. ("Comstock-Empire"). Winners Internet Network, Inc. was incorporated in the state of Nevada on July 16, 1997. On July 21, 1997, Comstock-Empire merged with Winners Internet for the sole purpose of changing its domicile from Washington to Nevada. Winners Internet is a Nevada corporation authorized to do business in the state of Florida and the countries of Austria and Liechtenstein.

     On July 31, 1997 Winners Internet acquired Davki Agency LTD, a Delaware corporation ("Davki Agency"). Davki Agency was incorporated on June 16, 1997 and held the license to the test prototype of proprietary software we currently use. Pursuant to the terms of the acquisition Winners Internet issued 8,000,000 common shares for 100% of the 1,500 common shares of Davki Agency and Davki Agency became a wholly owned subsidiary of Winners Internet. Davki Agency was later dissolved in December of 1997.

     Winners Internet has recorded revenues for the ten month period ended October 31, 1999, however, we recorded losses for the past two fiscal years. Based on our short operating history and past losses, our independent auditors, Michael Johnson & Co, LLC, express doubts regarding our ability to continue as a going concern. An investment in our stock is very risky. Potential investors should carefully consider the factors discussed in this registration statement before purchasing our common stock.

Our Business

     Winners Internet developed and owns proprietary software and technology which processes financial data on the Internet and is linked to established banking structures. Currently, the software and processing system are used for Internet gaming pay outs for legally licensed Internet casinos and sportsbooks. We have an administrative office located in St. Augustine, Florida which manages our overall operations, including licensing agreements, corporate accounting and communications with the public. Our European Division, located in Ruggell, Liechtenstein, maintains, monitors and manages our technical operations and accounting records. The European Division programs software, creates upgrades as needed, monitors our bank processing, and prepares graphics for our web site and for other publications. Our multi-lingual programmers monitor the functions performed by this division.

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Winners Secure Online Financial Processing System ("Winners Processing
System").

     Global Gaming Link Systems, Inc., a Liechtenstein company ("GGLS"), developed the initial test prototype software which established an initial database for Internet financial transactions. In 1997 Davki Agency signed an exclusive ten (10) year agreement with GGLS for the rights to use this test proprietary software. In 1998 Winners Internet secured exclusive use of this technology and further developed the software from its initial test stage to the completed and functioning system as we offer today. We call this software our Winners Secure Online Financial Processing System ("Winners Processing System"). Our software currently utilizes only upgraded technology that was exclusively developed by Winners Internet. The previous test software is not a functioning component of the technical and processing software technology currently known as the Winners Processing System.

     Our Winners Processing System provides a comprehensive system for the management of financial accounts, accounting services and financial transactions for Internet commerce. Our system allows an Internet transaction to be completed totally on the Internet without requiring the transaction to be processed through non-Internet banks. The Winners Processing System relies on proprietary security protocols and we have purchased encryption software to maintain the integrity of the transactions. Our system allows a vendor to receive transactions from customers by Visa, Master Card, American Express, Western Union, bank transfers and checks. It also has the capability to identify stolen credit cards, process transactions in twelve major currencies and allows the vendor to convert transactions into a currency requested by the vendor. Currently, we accept financial transactions from sixteen (16) countries and our Winners Processing System accepts U.S. dollars, Canadian dollars, British pound, French franc, Swiss franc, Austrian schilling, German Deutsche mark, Italian lira, Dutch guilder, Japanese yen, Belgium franc and Australian dollar.

     Internet industries are subject to rapid technological change and our ability to successfully market our products, improve our products and to respond effectively to new technological changes or new product announcements will affect our results of operations. Other companies may develop new technology and systems similar to ours which could materially affect our results in operation. Our European Division continues to monitor our system to ensure that we upgrade any part of our system where needed to maintain the integrity and technological advance of all software and to enhance total operations. We have not had major problems with our software, but we have experienced minor "bugs" in the software and they have been remedied through updates. We have experienced problems with our Internet service provider which resulted in our Web site temporarily shutting down. In these instances we have been non-operational for a few minutes up to a couple of hours. Since we rely on third parties for Internet service we cannot assure the integrity of our system at all times. However, we have now changed our Internet service provider from Austria to Liechtenstein and have located our processing and technical software in the same facility with out Internet service provider in Liechtenstein.

CyberLink Monetary System

     We rely on the CyberLink Monetary System to complete the processing of Internet transactions using our Winners Processing System. The CyberLink Monetary System is a data processing center based in Vaduz, Liechtenstein and is the entity that provides the link between customers, products and services and licensed banking. The CyberLink Monetary System is managed by Intertreuhand Aktiengesellschaft with DDr. Reinhard Proksch serving as Managing Director on their behalf. DDr. Proksch, a Fullbright Scholar, holds dual doctorates in law and information systems.

     Winners Internet became a member of the CyberLink Monetary System in July 1998 when CyberLink Monetary Systems agreed to exclusively license Winners Internet as the sole provider of Internet gaming for its data processing operations. Our Winners Processing System interfaces with the CyberLink Monetary System's data processing and the financial transactions processed by the CyberLink Monetary System are then interfaced with the bank accounts managed by the CyberLink Monetary System.

     The financial structure and established links we have with foreign banks through the CyberLink Monetary System are a material aspect of our operations. Should the CyberLink Monetary System falter or fail to perform its functions, we could be severely affected.

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

Global Gaming Link System ("Gaming System")

     Our Winners Processing System and the CyberLink Monetary System provide the technology and financial transaction structure for our Gaming System. Our Gaming System provides a structure that ensures compliance with all existing gaming laws, provides an audit mechanism for the host governments and players, and provides a method for a player's funds to be processed through the CyberLink Monetary System. Each casino or sportsbook must first apply for a license with Winners Internet and then we recommend the licensee as a member
to the CyberLink Monetary System.   The acceptance of each license remains
with the CyberLink Monetary System, who may not accept an application. All licenses that have been submitted to the CyberLink Monetary System up to the present time have been approved. As of December 1, 1999 we have 9 casinos, 7 sportsbooks, 1 cardroom, 1 lottery and 1 raffle which are licensed with Winners Internet and have been approved by CyberLink Monetary Systems.

     We believe our Gaming System provides credibility, uniformity, and legality to Internet gaming. Currently, an Internet player goes to an Internet gaming site and enters a charge card number or wires funds to the site operator. If the player wins, he must wait for the casino to send him a check, usually from a foreign jurisdiction. Then when he deposits the check in his own account, he generally must wait 7-10 days for the check to be processed. Meanwhile the casino may wait 30-45 days before the check is cashed by the player. Using our Gaming System, the disbursements are made daily with the player receiving payment which is immediately redeemable at a local bank because the funds are in that jurisdiction's currency.

     Once a casino becomes licensed with us, we require the casino to use our system for all transactions. We must be able to maintain control of all transactions in order to track all data and monitor all transactions to ensure all processing adheres to existing laws and regulations. This requirement of total control has caused potential client casinos and sportsbooks to decline our services. Our Gaming System not only processes all incoming and outgoing transmissions but also includes an entire accounting of the succession of each entry which gives both the casino and the player a record of winnings and losses. The player can access a separate accounting which provides account information for all casinos that he has played which are using our Gaming System. This also provides a means for the player to insure that records are being maintained by the casino.

     Our Gaming System uses the same method of payout for all of our licensed Internet casinos regardless of the host site location. Daily currency conversions are available, allowing players to be aware of the dollar or other currency rates for play and payment.

     Finally, our Gaming System is programmed to monitor transactions to detect money laundering, violations of gaming laws and regulations and it prevents payouts to a player located in any jurisdiction in which Internet gaming is illegal.

Product Development

     In July of 1998 CyberLink Monetary System began the development of the CMS Debit Card. We anticipate that CyberLink Monetary System will provide the CMS Debit Card for use in our Gaming System and other e-commerce operations. This card will function like other bank cards, allowing the user to conduct financial transactions on the Internet. We anticipate that it will provide a means for complete accounting of all transactions for either our Internet gaming or other e-commerce transactions. We anticipate that the CMS Debit Card will provide recognition of parity of the Eurodollar and all foreign currencies for Internet commerce. However, CyberLink Monetary System has delayed the launching of the CMS Debit Card pending Internet gaming legislation before the United States Congress. Any regulation changes would require the CMS Debit Card to be redesigned with the necessary restrictions on transactions programmed into the system or the card. As of the date of this filing Congress has failed to make a definitive decision. Additionally, we cannot assure that the CMS Debit Card will interface with our customers or other vendors, nor that our CMS Debit Card can compete with debit cards now available through other banks.

     In February 1999 we entered into a licensing agreement with iChargeit, located in Huntington Beach, California. iChargeit intends to create global shopping cybermalls and has agreed that Winners Internet will have the exclusive right to process charge card activity for its cybermalls. We anticipate iChargeit will provide a means for merchants to open an Internet storefront using the iChargeit Global Storesonline suite of services. Merchants will open a debit account with the CyberLink Monetary System and receive payments for their stores e-sales in the currency of their choice and accept payments in other currencies through the CMS Debit Card, when functional.

     iChargeit completed Phase I of its development plan when it established the iChargeit Global Storesonline website in March of 1999. We currently are in the process of opening an Internet portal between Winners Internet and iChargeit which will allow us to process the financial transactions for Shopping Downtown and a yet unnamed online auction site. We remain committed to the iChargeit venture, however, Internet enterprises are being developed daily and we cannot assure that iChargeit's cybermall will be able to compete with other cybermalls or that the CMS Debit Card will be functional for use in its cybermalls.

Distribution

     We market our services and products through software licensing agreements with distributors and casinos and sportbooks. We currently have four software license agreements and two distributor agreements. Our license agreement allows the licensee the non-exclusive right to process data by using our software and, to load, use, and copy our software. The license may allow single or multiple processor, single or multiple site, or a national license which is a licensed domicile. The licensing agreement requires that the licensee not have a criminal record, that the software be regarded as secret and confidential and shall remain in the licensee's effective control. The licensee is required to sign a confidentiality agreement as well. However, these agreements may not effectively prevent copying and disclosure of our technology and may not provide us with an adequate remedy if unauthorized disclosure occurs.

     These agreements may be terminated for failure to perform consistent with its provisions, bankruptcy by the licensee or if the licensee conducts business in an illegal territory. The license fee is a one-time fee of $50,000. There is a yearly renewal fee for a license at $20,000 for maintenance of the license which includes all upgrades and/or new versions of our software to meet industry technical and graphic advances.

     We offer two types of programs to our licensees, the full program and the wager-in-only program. The full program assesses a 5.5% fee for processing-in, which is the transfer of money from a player's debit account to the licensee's gaming site. The full program also includes a 2.5% fee or a $5.00 fee for withdrawals from the licensee's gaming site back to the player's debit account, including payouts to winners. The wager-in-only program assesses a 6.5% fee for the transfer of money from a player's debit account to the licensee's gaming site. During 1999 we have generated $1,744,878 in revenues from the processing fees for our licensing agreements.

     We currently have two software distributor agreements. Our distributor agreement grants the distributor the right to distribute the Gaming System in a specific territory. We must approve all licenses and the distributor agrees to promote our product and our good reputation. The distributor is not our agent and the license cannot be assigned. The commission structure is 25% of the paid and collected licensing fees and net processing fees.

     Prior to August of 1999 we had executed a software distributor agreement with Access World, Inc. Access World agreed to sell a minimum of 21 licenses per year and it sold two licenses in 1998. Unfortunately we terminated our agreement with Access World in August of 1999 due to a breach of the contractual terms of that agreement.

     We have negotiated contracts separate and apart from Access World, Inc. We currently have two distributors who own the territorial marketing rights for our software license in Australia and New Zealand and one for the Caribbean. In December of 1998 Vaudeville Holding, Inc. became a licensed distributor with the rights to sell the Gaming System in the assigned territory of the Caribbean meaning, but not limited to, Antigua-Barbuda, Aruba, the Bahamas, Belize, Costa Rica, Dominica, Dominican Republic, Granada
and St. Kitts.   Vaudeville Holdings began its second year of on-line
processing with us and currently manages seven gaming web sites. In December of 1998 we entered into a software distributor's licensing agreement with Kenneth Hense, granting Mr.

Hense the exclusive right to sell the Gaming System in the countries of Australia and New Zealand. Neither Vaudeville Holding nor Kenneth Hense have sold licenses in 1999.

Competition

     Presently, there is no known direct competition to our Gaming System. However, the Internet is a rapidly evolving market and there is always a possibility that another company(ies) could develop a similar or superior product, which may impede our growth and operations.

     Additionally, we have upheld a rigorous standard for integrity and the legality in processing Internet gaming transactions. This standard, which management believed insured safe, legal and secure play, was not accepted by most Internet casinos. We also endorsed further Internet gaming regulation which was viewed unfavorably by Internet casinos. Management estimates that there are over 350 Internet casinos in existence. We currently serve only 19 of those sites. As a result we have experienced lower than anticipated revenues in the first months of our operations. This response from our intended market prompted management to search out other uses for our technology. Management believes our software's ability to track Internet fraud and stolen credit cards improves the likelihood of our success in the e-commerce market because management believes such security measures are desired by this potential market.

Suppliers

     We rely on four suppliers for computer equipment and training. Computerhaus Gaechter, located in Feldkirch, Austria, supplied 74.7% of our computer equipment during fiscal year 1998. Data Consultants, located in St. Augustine, Florida supplied an additional 14.6% of such equipment and CompUSA located in Jacksonville, Florida supplied 6%. Secure It 5550 located in Norcross, Georgia, supplied computer secure systems representing 4.6% of our computer equipment. We have not entered into long term manufacturing contracts with any of the above suppliers. Management believes the loss of any one of these suppliers would not have a material adverse effect on our operations because the supplier could be replaced in 60 days.

Trademarks, License and Intellectual Property

     Our proprietary software is a material aspect of our business. We rely upon a combination of licenses, confidentiality agreements and other contractual covenants to establish and protect our technology and other intellectual property rights. If we infringe on the intellectual property of another party we could be forced to seek a license to those intellectual property rights of the third party. If we are required to obtain a license to another party's proprietary rights, that license could be expensive, if we could obtain it at all. Although we do not believe that our intellectual property infringes on the rights of any other party, third-parties may assert claims for infringement which may be successful or require substantial resources to defend.

     Our ability to compete effectively will depend in part on our ability to maintain the proprietary nature of our technology through a combination of exclusive licensing and the aggressive continued development of our products. Competition in the Internet market is intense and there can be no assurance that our competitors will not independently develop or obtain patents or technologies that are substantially equivalent or superior to our technology.

Government Regulations

     Our focus, from our inception, has been directed to foreign marketplaces where Internet gaming is legal. Changes in government regulations toward Internet gaming could affect our operations. United States citizens in certain state jurisdictions, as well as those in many other countries, are
barred from Internet gaming.   We currently do not process transactions for
any state or territory where gaming is illegal for its citizens. Should those offshore governments that now allow Internet gaming negatively alter their regulations toward the industry, the market for new customers would be greatly reduced and could severely change our revenue projections, growth, and operations. We are monitoring developments in legislation throughout the world and will adhere to all legislative decisions or regulations in this regard.

Employees

     We currently have sixteen (16) full time employees and two (2) part-time employees. The Administration Division includes four employees and one part time employee which are located in St. Augustine, Florida. Ten employees and one part-time employee are employed in the European Division and are located in Ruggell, Liechtenstein. We believe we have good relations with our employees and none are covered by any collective bargaining agreement. We anticipate employing two (2) additional employees for the Technical Division within the next fiscal quarter.

Reports to Security Holders

     We have voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

     Interested persons may visit our web site at www.winr.net. We currently use an investor relations firm, Columbia Financial Group, and interested persons may call at (888) 301-6271. Columbia Financial provides investor relations services, public relations services, publishing, advertising services, fulfillment services as well as Internet related services. Columbia Financial provides consulting services for a term of 15 months for a set fee, which has been paid for with common stock and warrants. Either party may terminate the agreement with 60 days written notice with certain conditional repayments.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


ITEM 2: MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

     Winners Internet owns proprietary financial processing software that is currently being used in Internet gaming payout structures. We commenced operations in mid-December of 1998 and currently serve ten gaming websites (See, Item: 1: Description of Business, above). We recognize revenue when earned and we derive revenues from licensing fees, renewal fees, processing fees and interest on our depository bank accounts. We recorded revenues during the ten month interim period ended October 31, 1999 and have recorded a net profit for that period, but in the previous two fiscal years we have posted net losses.

     From inception, the focus of our operations has been on Internet gaming payout structures, but that market's rejection of our goal to function within government regulations has forced us to move to other markets. To that end we hope to develop e-commerce operations that will use our financial processing system. Management believes our software and the banking relations we have formed will allow a shift to e-commerce and that this diversification will lessen our susceptibility to governmental changes in regulations and laws related to Internet gaming. However, as with any new venture, we may experience unanticipated difficulties which will prevent our expansion into this market.
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


Acquisition

     On July 31, 1997 we acquired Davki Agency as a wholly owned subsidiary through a tax free stock-for-stock exchange structured pursuant to Section 368
(a)(1)(B) of Internal Revenue Code of 1986, as amended. We issued 8,000,000 restricted common shares to the nine shareholders of Davki Agency in exchange for their 1,500 common shares. Davki Agency owned the test prototype of financial processing software which we later developed into our Winners Processing System. Davki Agency was subsequently dissolved in December of 1997.

Liquidity and Capital Resources

     Since our inception we have financed our operations primarily through private placements of equity securities. During fiscal years 1997 and 1998 we established our operations and in December of 1998 we granted our first licenses to customers and distributors, but we failed to generate revenues until January of 1999. Management believes that the ratio of expenses to revenues will remain relatively constant now that licensing agreements are in place. However, each licensee has the option to not renew the license after a term of one year. If several licensees opt to not renew we could experience a decrease in our revenues.

     During the interim period ended October 31, 1999 we have experienced increased revenues as a result of processing and licensing fees. As of October 31, 1999 cash reserves totaled $693,253 with total current assets of $2,718,122. 74.4% of the total current assets are represented by accounts receivable. We posted operating losses during fiscal years 1998 and 1997, but we have posted a net income of $1,129,215 for the 1999 interim period. Our total current liabilities were $821,785 as of October 31, 1999 with $809,374 representing accounts payable, which are funds in our possession being processed and which will subsequently be disbursed to vendors, less any processing fees. Our principal commitments as of October 31, 1999 are $2,683 per month for office leases.

     A summary of our audited balance sheets for the years ended December 31, 1998 and 1997 and our balance sheet for the ten month interim period ended October 31, 1999 are as follows:
                                                            Interim Period
                              Years Ended December 31       Ended October 31
                                 1997           1998           1999
                            -------------- ------------- -----------------
Cash/Cash Equivalents       $          0   $     28,857  $        693,253
Current Assets                         0         28,857         2,718,122

Total Assets                     282,150        204,272         2,891,651

Total Current Liabilities        281,368         13,621           821,785

Total Stockholders' Equity           782        190,651         2,069,886

Total Liabilities &
  Stockholder  Equity            282,150        204,272         2,891,651

     We have relied on equity transactions for funding of our business operations. During fiscal year 1997 we sold 2,539,912 common shares for $112,700. During fiscal year 1998 we sold an aggregate of 2,435,000 common shares for $919,750. During the interim period ended October 31, 1999 we sold an aggregate of 788,158 common shares for $522,500. We have also issued common shares in exchange for services rendered to us by third-parties. Specifically, we issued an aggregate of 1,521,358 common shares during 1998 for payments for our software and for computer equipment. During 1999 we issued 410,000 shares for technical services. (See, "Recent Sales of Unregistered Securities").

     We anticipate that we will need up to $10,000,000 to enter into the e-commerce market. We expect that we will need additional programmers, staff and technical support, as well as, another facility in Europe to house additional processing equipment to manage the anticipated e-commerce transactions. Management will evaluate our needs as we expand into this new area of operations and we may need to form new alliances with other Internet companies before we realize an expansion into the e-commerce market. Also, due to the dynamic nature of the Internet market we cannot assure that we will be able to compete in this new market.

     We anticipate the need for additional funds and we are currently evaluating the availability of external financing. However, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. Also, the acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.

     Any future securities offerings will be effected in compliance with applicable exemptions under federal and state laws. The purchasers and manner of issuance will be determined according to exemptions available to us. At this time we expect to offer securities to raise additional funds, however, we have not determined the type of offering or the type or number of securities which we will offer. We have no plans to make a public offering of our common stock at this time. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

Results of Operations

     The following table summarizes the results of our operations for the fiscal years ended December 31, 1998 and 1997 and for the ten month interim period ended October 31, 1999 and 1998.

                                            Interim Period   Interim Period
                    Years Ended December 31 Ended October 31 Ended October 31
                       1997         1998         1998             1999
                    ----------- ----------- ---------------- ----------------
Revenues            $    8,604  $    2,168  $         2,168  $    1,749,878

Total Operating
 Expense               120,522     842,728          538,581         620,663

Net Profit (loss)     (111,918)   (840,560)        (536,413)      1,129,215



1997 to 1998

     Revenues for the fiscal year ended December 31, 1998 were $2,168, which represented a decrease from the $8,604 recorded for the fiscal year ended December 31, 1997. These revenues were received from consulting services provided to one of our licensees starting in 1997, and the bulk of the consulting services were provided in 1997.

     Operating expenses for the fiscal year 1998 were $842,728 which represented an increase from the $111,918 recorded for the fiscal year 1997. This increase is reflective of the expansion of our operations, including increased office and equipment expenditures, hiring of additional employees, expenses associated with Internet use, increased travel costs, increased expenditures for marketing and advertising, as well as costs of our financing activities.

     During fiscal year 1997 our operating activities provided $187,300 whereas in fiscal year 1998 our operating activities used $1,091,968 because of our expansion into Europe. We eliminated a payable to Global Gaming Link Systems, LTD for the software test prototype which resulted in our investing activities providing

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

$300,000 in fiscal year 1997, compared to $94,335 used for investing activities in fiscal year 1998. For fiscal year 1997 our financing activities provided $18,893 from the sale of our common stock compared to $1,026,473 for fiscal year 1998.

October 31, 1998 Compared to October 31,1999

     Our results of operation for the interim period ended October 31, 1999 represents operations conducted in our European processing and licensing operations. Revenues during the 1999 interim period totaled $1,749,878 with $1,744,878 generated from our European processing operations and the remaining $5,000 coming from license income generated in the Unites States. Our $2,168 in revenues during the 1998 interim period were received from consulting fees.

     Total operating expenses for the 1999 interim period were $620,663 which were 35.4% of the total revenues, compared to $538,581 operating expenses in the 1998 interim period which were 248.4% of revenues. Operating expenses in the 1998 interim period reflected start-up costs of our operations, including marketing expenses posted at $175,000, wages at $112,440, travel at $70,191 and $50,000 in commissions from our financing activities.

     Expenses in the 1999 interim period were reflective of continuing operations. Wages and travel were the largest line items for the interim period with $227,543 and $119,985, respectively. The expenses for operations in the United States were primarily from administrative expense items such as payroll, professional and legal fees, taxes, etc. In comparison the European expenses were attributed to labor, consulting fees, office expenses, travel and bank charges.

     Net cash used by our operating activities was $754,082 for the 1998 interim period compared to $339,778 provided by our operations for the 1999 interim period. Net cash provided by investing activities was $3,022 for the 1998 interim period compared to capital expenditures of $172,122 for offering expenses during the 1999 interim period. Sales of our common stock provided $791,950 for the 1998 interim period, compared to $146,490 for the 1999 interim period.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of May 1, 2000. According to the rules, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. At that time we intend to move our listing to the National Quotation Bureau's Pink Sheets. This possible move to the "pink sheets" may adversely affect the market, if any, in our stock.

Year 2000 Compliance

     We have completed a review of our computer systems and operations to determine the extent to which our business will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. Year 2000 errors could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, provide services or engage in similar activities.

     Our computer systems, Winners Processing System, the Gaming System and the CyberLink Monetary System are Year 2000 compliant. Our suppliers, distributors and licensees have indicated that they are also Year 2000 compliant. In the worst case scenario we may experience a decrease in revenues because of technical difficulties related to our licensees' business operations. Our contingency plan is to have technical support teams and developers on site in our computer operation facilities in Austria and Liechtenstein on December 31, 1999 through January 1, 2000 to provide technical support for the transition into the new century.


                ITEM 3: DESCRIPTION OF PROPERTIES

     Our principal business office in the United States is located in St. Augustine, Florida. We lease 2,106 square feet of office space in an individual unit. We have a three year lease which expires March 30, 2001 and management believes this facility is adequate for our anticipated growth in the United States. We pay $1,683 per month for this lease, and the agreement does not provide for termination, other than by a court process.

     In August of 1999 we leased the top floor of a three story building located in Ruggell, Liechtenstein, which is approximately 10,000 square feet and houses our technical operations. This facility has state-of-the-art security and is made of concrete construction and will allow for limited future expansion, if needed. The lease has a monthly rent of $1,000 and is a month-to-month open-end lease for a term of one year. The rent will not change for a twelve month period from the date of said lease and thereafter will be reviewed for a potential cost-of-living increase anticipated to be between 5-8%.


        ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficial ownership of those shares. The percentage of beneficial ownership is based on 16,186,613 shares of common stock, 15,990,863 outstanding as of October 31, 1999 and 195,750 shares subject to options under our employee stock option plan.


                    CERTAIN BENEFICIAL OWNERS

                                   Common Stock Beneficially Owned
                                   -------------------------------
Name and Address of             Number of Shares of
Beneficial Owners               Common Stock           Percentage of Class
------------------------------- ---------------------- ---------------------

David Skinner, Sr.                        1,610,000                 9.9%
126 Staghorn Hollow
Beech Mountain, North Carolina
28604

Kimberly Stein                            1,130,000                 6.9%
1005 Baron Lane
Myrtle Beach, South Carolina

                            MANAGEMENT

                                   Common Stock Beneficially Owned
                                   -------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                 Common Stock           Percentage of Class
--------------------------------- ---------------------- --------------------
David Skinner, Jr.                   1,263,750               7.8%
145 Oviedo Street
St. Augustine, Florida 32084

Charles E. Scott                       990,000               6.1%
145 Oviedo Street
St. Augustine, Florida 32084

Ronald Oehri                            10,000                  *
Schlattstrasse 215 FL-9491
Ruggell, Liechtenstein

Chad Millward                           15,000                  *
Schlattstrasse 215 FL-9491
Ruggell, Liechtenstein


All executive officers and
   directors as a group              2,278,750               14.0%

* Less than 1%


The following chart lists shares and options held by management

                                              Securities
                                Common Stock  underlying Options
                              --------------- ------------------
Mr. Skinner                      1,210,000      53,750

Mr. Scott                          960,000      30,000

Mr. Millward                             0      15,000

Mr. Oehri                           10,000           0

Options are exercisable upon issuance at $0.50 per share. None of the options have been exercised as of the date of this filing.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our directors, executive officers and key employees and their respective ages and positions are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require three (3) directors and our executive officers are appointed by our Board of Directors and serve at its discretion.

Directors and Officers

Name                    Age          Position Held
----------------------  -------     ----------------
David C. Skinner, Jr.    31          President, CEO, Treasurer, Director

Charles E. Scott         33          Vice President, Chief Technical Officer

Chad A. Millward         27          Secretary, Director

Ronald Oehri             40          Director

     David C. Skinner, Jr.   Mr. Skinner was appointed Chairman of the Board,
President and Treasurer on June 1, 1997. In July of 1999 he was re-elected President and CEO. From January 1995 he managed Skinner, Varney & Associates, a tax and business consulting firm. In 1996, Mr. Skinner was affiliated with Grand Holiday Casino of Aruba, where he managed the payout structure for an international sportsbook. From 1995 to 1997 he was employed by Enterprise Distributors, Inc., who made video gaming devices. In 1996 he served as a President of Caribbean Palace, Inc. (Club Casablanca) of Myrtle Beach, South Carolina.

     Charles E. Scott.   Mr. Scott was appointed Vice President Technical on
June 1, 1997. He was elected Vice President and appointed Chief Technical Officer in July of 1999. From 1995 to 1997, he was employed by Skinner, Varney & Associates as an office administrator. From 1996 to 1998 he was employed by Telephone Information System Services in Curacao where he designed and implemented secure Internet and intranet access to multiple sportsbooks. He received a bachelors degree in computer information systems from Florida State University.

     Chad A. Millward.   Mr. Millward was elected as a Director and appointed
Secretary in July of 1999. He was our Chief Systems Administrator since April of 1999. Prior to joining Winners Internet he was a United States Air Force Network Administrator since 1993.

     Ronald Oehri. Mr. Oehri was elected as a Director in July of 1999. From January 1, 1999 to the present he has been the C.E.O. of Quality Net AG which
provides Internet marketing.   Since September 1997 he has been the C.E.O. of
SupraNet AG which is an Internet service provider. Beginning in December 1984 through the present he has been the C.E.O. of Koro AG, a trading company.

                  ITEM 6: EXECUTIVE COMPENSATION

     The following table shows compensation of our executive officers for our fiscal year 1998.


                          SUMMARY COMPENSATION TABLE

                              Annual Compensation
                              -------------------
                              Fiscal
Name and Principal Position   Year         Salary ($)    Bonus     Other
---------------------------   --------     -----------   --------  ---------
David Skinner Jr.             1998         $ 79,914       $ 0      $ 44,520*
President, C.E.O.

Charles E.  Scott             1998           50,900         0             0
Vice President, Chief
Technical Officer

          *The Company owns a 1998 Ford Explorer vehicle which has been purchased for corporate use by the President/CEO, Mr. Skinner.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

     As of the date of this filing we have not entered into formal employment agreements with our executive officers.

      ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons:

     In July of 1999 we entered into an agreement with SupraNet AG for Internet services. Mr Oehri, our director, is the President and C.E.O. of SupraNet AG. The monthly fee for the services provided to Winners Internet by SupraNet AG is $1,340 per month and the agreement provides a 30 day opt-out clause for either party.

                ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 15,990,863 were issued and outstanding as of October 31, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record of all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

Preferred Stock

     We have not authorized preferred stock.


                             PART II

          ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE
     REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Our common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "WINR". The following table represents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending December 31, 1998 and the nine month interim period ended September 30, 1999. There was no market activity prior to August 1997. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

     Year      Quarter               High          Low
     --------  ----------------      ------        -----
     1997      Third Quarter         4.875         2.25
               Fourth Quarter        2.8125        0.375
     1998      First Quarter         0.8125        0.15
               Second Quarter        1             0.40625
               Third Quarter         1.625         0.33
               Fourth Quarter        3.00          0.45
     1999      First Quarter         2.96875       1.34
               Second Quarter        2.4375        1.21875
               Third Quarter         1.71875       0.8125

     We have approximately 614 stockholders of record as of October 31, 1999. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. On July 14, 1997 we effected an 100-to-1 reverse stock split. All per share information in this registration statement has been retroactively restated to reflect this change.

                    ITEM 2: LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.


      ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


         ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities we have sold within the past three fiscal years without registration.

     On January 31, 1997 we issued an aggregate of 600 common shares to three of our then officers and directors for services rendered on our behalf. The services were valued at $20.00 each and each received 200 shares. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

      On March 7, 1997 we issued 4,076 common shares to four persons for accounting and legal services. Such services were valued at $407.00. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On August 1, 1997 we sold 2,500,000 common shares for $50,000 to five persons. Such shares were issued pursuant to Rule 504.

     On September 15, 1997 we sold 17,145 common shares to Tom Curtis for $30,000. Such shares were issued pursuant to Rule 504.

     On December 19, 1997 we sold 20,000 common shares to Capital
Communications, Inc. for $10,000.  Such shares were issued pursuant to Rule
504.

     On April 28, 1998 we issued 500,000 common shares valued at $50,000 to Columbia Financial Group for public relations services. Such shares were issued pursuant to Rule 504.

     On May 7, 1998 we sold an aggregate of 1,000,000 common shares for $300,000 to Cognitive Investco, Inc. and Epicontinental Holding's Limited. Each purchased 500,000 common shares and such shares were issued pursuant to Rule 504.

     On May 19, 1998 we sold 500,000 common shares for $200,000 to Codecraft Corporation, Inc. Such shares were issued pursuant to Rule 504.

     On July 20, 1998 we issued 500,000 common shares to Intertreuhand Aktiengesellschaft in consideration for technology and services. Such shares were valued at $25,000. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On August 18, 1998 we sold an aggregate of 550,000 common shares for $220,000. Columbia Financial Group purchased 150,000 common shares and Codecraft Corporation purchased 400,000 common shares. Such shares were issued pursuant to Rule 504.

     On November 1, 1998 we sold 285,000 common shares for $99,750 to Cognitive Investco, Inc. Such shares were issued pursuant to Rule 504.

     On December 4, 1998 we issued 21,358 common shares to Intertreuhand Aktiengesellschaft for computer equipment valued at $10,679. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On December 15, 1998 we issued 500,000 common shares to Columbia Financial Group pursuant to Rule 505. Such shares were valued at $25,000 and were issued for public relations services provided to us.

     On December 22, 1998 we sold 100,000 common shares for $100,000 to Codecraft Corporation. Such shares were issued pursuant to Rule 504.

     On January 8, 1999 we sold 100,000 common shares for $100,000 to Cognitive Investco, Inc. Such shares were issued pursuant to Rule 504.

     On March 25, 1999 we sold 225,000 common shares for $202,500 to Bluegrass Secure Corp. Such shares were issued pursuant to Rule 504.

     On June 18, 1999 we issued 10,000 common shares valued at $7,498 to Ronald Oehri for technology services rendered. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

     On July 15, 1999 we sold 400,000 common shares for $220,000 to Trans-Pacific Security Consultants. Such shares were issued pursuant to Rule 504.

     On September 28, 1999 we sold 315,789 common shares for $149,999 to Orienstar Finance, Ltd. Such shares were issued pursuant to Rule 504.

     On October 1, 1999 we sold 147,369 common shares to Orienstar Finance, Ltd. for $70,000. Such shares were issued pursuant to Rule 504.

     In connection with each of these private transactions of our securities listed above, we believe that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


        ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that the has met the appropriate standards of conduct and he will repay the advance if he is adjudged not to have met the standard of conduct.


                             PART F/S

INDEX TO FINANCIAL STATEMENTS

Winners Internet Financial Statements for the period ended October 31, 1999 (unaudited)
Winners Internet Financial Statements for the period ended December 31, 1998 (and 1997)

                  WINNERS INTERNET NETWORK, INC.

                       FINANCIAL STATEMENTS

              FOR THE PERIOD ENDED OCTOBER 31, 1999

                           (UNAUDITED)

                    Michael Johnson & Co., LLC
                   Certified Public Accountants
                 9175 East Kenyon Ave., Suite 100
                      Denver, Colorado 80237
                     Telephone: (303)796-0099
                        Fax: (303)796-0137

                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Winners Internet Network, Inc.
St. Augustine, FL


We have done a compilation of the accompanying balance sheet of Winners Internet Network, Inc. (WIN) as of October 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the period then ended, in accordance with Statements of Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any form of assurance on them.



/s/ Michael Johnson & Co., LLC

Michael Johnson & Co., LLC
Denver, Colorado
December 17, 1999

                  WINNERS INTERNET NETWORK, INC.
                    Consolidated Balance Sheet
                 For the Period Ended October 31
                           (Unaudited)

                                                     1999            1998
                                                  ------------- -------------
SSETS:

Current Assets:
    Cash in Bank                                  $     31,651  $     34,863
    Cash in Bank - LGT Vaduz                            60,954             -
    Cash in Bank - BTV Austria                         600,648             -
    Accounts Receivable - Europe                       433,229             -
    Accounts Receivable - Austria                    1,591,640             -
                                                  ------------- -------------
Total Current Assets                                 2,718,122        34,863

Fixed Assets:
    GGLS Software                                       75,000       300,000
    Equipment                                           85,801        73,236
    Furniture & Fixtures                                 4,489         4,489
    Vehicle                                             44,802             -
      Less Depreciation                                (61,563)      (17,850)
                                                  ------------- -------------
Total Fixed Assets                                     148,529       359,875

Other Assets:
    Prepaid Marketing                                   25,000        75,000
                                                  ------------- -------------
Total Other Assets                                      25,000        75,000

TOTAL ASSETS                                     $   2,891,651  $    469,738
                                                 ============== =============
LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities:
    Accounts Payable                             $     809,374  $      1,430
    Accrued Expenses                                         9           100
    Note Payable - Ford Credit                          12,402             -
                                                  ------------- -------------
Total Current Liabilities                              821,785         1,530

Stockholders' Equity
    Common Stock, par value $0.001: 50,000,000
      shares authorized; 15,990,863 shares issued
      and outstanding for 1999, and 13,884,856
      shares issued  and outstanding for 1998.          15,991        13,885
    Additional Paid-In Capital                       2,948,093     2,390,770
    Accumulated Deficit                               (894,218)   (1,936,447)
                                                  ------------- -------------
Total Stockholders' Equity                           2,069,866       468,208

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY          $  2,891,651  $    469,738
                                                  ============= =============


The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
               Consolidated Statement of Operations
                 For the Period Ended October 31
                           (Unaudited)

                                                      1999            1998
                                                  ------------- -------------
REVENUE:

   Processing Income                              $  1,744,878  $          -
   License Income                                        5,000             -
   Consulting Income                                         -         2,168
                                                  ------------- -------------
Total Revenue                                        1,749,878         2,168

EXPENSES:
   504 Commission                                 $     12,500  $     50,000
   Advertising                                             300           158
   Auto Expense                                            332             -
   Bank Charges                                          2,112           343
   Consulting Fees                                       9,600        34,997
   Contract Labor                                       46,547             -
   Dues & Subscriptions                                  2,395         2,201
   Insurance                                            14,790         1,329
   Internet                                             17,300        18,333
   Marketing                                                 -       175,000
   Meals & Entertainment                                45,140           565
   Office Expenses                                       7,769         1,837
   Postage & Freight                                       776           503
   Professional & Legal Fees                            24,583         8,648
   Rent                                                 46,763         8,416
   Rent of Equipment                                       473         4,110
   Royalties                                                 -        26,450
   Security                                                222           263
   Taxes & Licenses                                      1,676        19,444
   Telephone                                            28,117         3,108
   Travel                                              119,985        70,191
   Utilities                                            11,740           245
   Wages                                               227,543       112,440
                                                  ------------- -------------
Total Expenses                                         620,663       538,581
                                                  ------------- -------------
NET PROFIT                                        $  1,129,215  $   (536,413)
                                                  ============= =============
NET PROFIT PER (LOSS) COMMON STOCK                $       0.07  $      (0.05)
                                                  ------------- -------------
WEIGHTED AVERAGE SHARES OUTSTANDING                 15,843,494    11,168,189
                                                  ------------- -------------


The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
                       Stockholders' Equity
                         October 31, 1999
                           (Unaudited)

                                         COMMON STOCKS           Additional   Accumulate    Total
                                        -----------------------  Paid-in       Earnings     Stockholders'
                                          Shares      Amount     Capital      (Deficit)     Equity
                                        ------------- ---------- ------------- ------------ -------------
Davki Agency Ltd., Inc. Merger             8,000,000      8,000       359,287     (367,287)            -

Comstock/Empire International, Inc.
  Merger                                     294,944        295       703,373     (703,668)            -

Issuance of Stock for Cash & Services      2,539,912      2,540       110,160            -       112,700

Net Deficit 12/31/97                               -          -             -     (111,918)     (111,918)
                                        ------------- ---------- ------------- ------------ -------------
Balance December 31, 1997                 10,834,856     10,835     1,172,820   (1,182,873)          782
                                        ============= ========== ============= ============ =============

Issuance of 4/28 for Services                500,000        500        49,500            -        50,000

Issuance of 5/7 for Cash                   1,000,000      1,000       299,000            -       300,000

Issuance of 5/19 for Cash                    500,000        500       199,500            -       200,000

Issuance of 7/20 for Services                500,000        500        24,500            -        25,000

Issuance of 8/18 for Cash                    550,000        550       219,450            -       220,000

Issuance of 11/1 for Cash                    285,000        285        99,465            -        99,750

Issuance of 12/4 for Services                 21,358         21        10,658            -        10,679

Issuance of 12/15 for Services               500,000        500        24,500            -        25,000

Issuance of 12/22 for Cash                   100,000        100        99,900            -       100,000

Issuance Correction 12/31
  (Comstock Merger)                              141          -             -            -             -

Net Deficit 12/31/98                               -          -             -     (840,560)     (840,560)
                                        ------------- ---------- ------------- ------------ -------------
Balance December 31, 1998                 14,791,355     14,791     2,199,293   (2,023,433)      190,651
                                        ============= ========== ============= ============ =============

Issuance on 1/8/99 for Cash                  100,000        100        99,900            -       100,000

Issuance on 3/25/99 for Cash                 225,000        225       202,275            -       202,500

Issuance on 6/18/99 for Services              10,000         10         7,488            -         7,498

Issuance Correction 6/30
  (Comstock Merger)                             1350          2             -            -             2

Issuance on 7/15/99 for Services             400,000        400       219,600            -       220,000

Issuance on 9/28/99 for Services             315,789        316       149,684            -       150,000

Issuance on 10/11/99 for Cash                147,369        147        69,853            -        70,000

Net Profit 10/31/99                                -          -             -    1,129,215     1,129,215
                                        ------------- ---------- ------------- ------------ -------------
Balance October 31, 1999                  15,990,863  $  15,991  $  2,948,093  $  (894,218) $  2,069,866
                                        ============= ========== ============= ============ =============

   The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
               Consolidated Statement of Cash Flow
                 For the Period Ended October 31
                           (Unaudited)

                                                      1999            1998
                                                  ------------- -------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net Income (Loss)                              $  1,129,215  $   (781,352)

CHANGES IN ASSETS & LIABILITIES:
   Depreciation                                        (43,713)      (17,850)
   Accounts Payable                                   (807,944)           20
   Accrued Expenses                                        (91)      (29,900)
   Notes Payable - Ford Credit                          12,402             -
   Prepaid Expenses                                        (91)            -
   Prepaid Marketing                                    50,000        75,000
                                                  ------------- -------------
Net Cash Provided by Operating Activities              339,778      (754,082)

CASH FLOWS USED FOR INVESTING ACTIVITIES:
   Capital Expenditure                                 172,122        (3,022)
                                                  ------------- -------------
Net Cash Used for Investing Activities                 172,122        (3,022)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Ordinary Shares                         146,490       791,950
                                                  ------------- -------------
Net Cash Provided by Financing                         146,490       791,950

Net Cash in Cash & Cash Equivalents                    658,390        34,846
Cash & Cash Equivalents at Beginning of Period          34,863            17
                                                  ------------- -------------
Cash & Cash Equivalents at End of Period          $    693,253  $     34,863
                                                  ============= =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
   Interest                                                  -             -
                                                  ============= =============
   Income Taxes                                              -             -
                                                  ============= =============

The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
                  Notes to Financial Statements
                         October 31, 1999
                           (Unaudited)



Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:
------------

On July 14, 1997, Winners Internet Network, Inc. (WIN) was incorporated under the laws of Nevada. The Company's fiscal year end is December 31. On July 15, 1997 Winners Internet Network, Inc. and Comstock-Empire International, Inc., a Washington Corporation merged pursuant to 368(a)(1)(A) and 368(a)(1)(F) of the Internal Revenue Code of 1986 as amended. Comstock-Empire merged into WIN, acquiring all issued and outstanding shares of Comstock-Empire for and in exchange for 294,944 shares of WIN common stock. On July 31, 1997 Winners Internet Network, Inc. and Davki Agency LTD, Inc., a Delaware Corporation, merged in a plan of reorganization. WIN acquired all issued and outstanding shares of Davki Agency LTD, Inc. for and in exchange of 8,000,000 shares of WIN common stock. This stock transfer is pursuant to 368(a)(1)(B) of Internal Revenue code of 1986 as amended, as a tax-free exchange. The Davki Agency LTD, Inc. became a wholly owned subsidiary of WIN.

Basis of Presentation:
----------------------

The Company is primarily engaged in the operation of an Internet Gaming Pay-out structure. The authorized capital stock of the corporation is 20,000,000 shares of common stock $.001. On March 17, 1998 the authorized capital stock of the corporation was increased to 50,000,000 shares of common stock.

Cash and Cash Equivalents:
-------------------------

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

Property and Equipment:
-----------------------

Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is figured on a straight-line basis as follows:

    Computer Software                15 years
    Equipment                         5 years
    Furniture & Fixtures             10 years
    Vehicle                           7 years

                  WINNERS INTERNET NETWORK, INC.
                  Notes to Financial Statements
                         October 31, 1999


Revenue Recognition:
-------------------

Revenue is recognized when earned and expenses are recognized when they occur.

Use of estimates:
----------------

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2   Federal Income Taxes:

The Company adopted statement of financial Accounting Standards No. 109, "Accounting For Income Taxes." FAS 109 requires the recognition of deferred tax liabilities and assets for the anticipated future tax effects of temporary differences that arise as a result of differences in the carrying amounts and tax bases of assets and liabilities. There was no material effect on the financial statements as a result of adopting FAS 109.

                  WINNERS INTERNET NETWORK, INC.

                       FINANCIAL STATEMENTS

              FOR THE PERIOD ENDED DECEMBER 31, 1998

                    Michael Johnson & Co., LLC
                   Certified Public Accountants
                 9175 East Kenyon Ave., Suite 100
                      Denver, Colorado 80237
                     Telephone: (303)796-0099
                        Fax: (303)796-0137


                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Winners Internet Network, Inc.
St. Augustine, FL


We have audited the accompanying balance sheet of Winners Internet Network, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As shown in the financial statements, the company incurred a net loss of $840,560 for 1998 and a net loss of $111,918 for 1997. These factors indicate that the company has substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the company cannot continue in existence.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winners Internet Network, Inc., as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Michael Johnson & Co., LLC

Michael Johnson & Co., LLC
Denver, Colorado
December 16, 1999

                  WINNERS INTERNET NETWORK, INC.
                          Balance Sheet
              For the Period Ended December 31, 1998
          With Comparative Totals for December 31, 1997

                                                    1998          1997
                                                 ------------- ------------
ASSETS:

Current Assets:
    Cash in Bank                                 $    28,857   $         -
                                                 ------------- ------------
Total Current Assets                                  28,857             -

Fixed Assets:
    GGLS Software                                     75,000       300,000
    Equipment                                         84,289             -
    Furniture & Fixtures                               4,469             -
    Vehicle                                           44,520             -
       Less Depreciation                             (61,563)      (17,850)
                                                 ------------- ------------
Total Fixed Assets                                   146,715       282,150

Other Assets:
    Loan Receivable - D. Skinner, Jr.                  3,700             -
    Prepaid Marketing                                 25,000             -
                                                 ------------- ------------
                                                      28,700             -

TOTAL ASSETS                                     $   204,272   $   282,150
                                                 ============= ============

LIABILITIES AND STOCKHOLDERS EQUITY
 Current Liabilities:
    Accounts Payable                             $       427   $     1,368
    Advances Payable                                       -        30,000
    Payroll Taxes Payable                             (1,326)            -
    GGLS Payable                                           -       250,000
    Note Payable - Ford Credit                        14,520             -
                                                 ------------- ------------
Total Current Liabilities                             13,621       281,368

Stockholders' Equity
   Common Stock, par value $0.001: 50,000,000
    shares authorized;  14,791,355 shares issued
    and outstanding for 1998, and 10,834,856
    shares issued and outstanding for 1997            14,791        10,835
   Additional Paid-In Capital                      2,199,293     1,172,820
   Accumulated Deficit                            (2,023,433)   (1,182,873)
                                                 ------------- ------------
Total Stockholders' Equity                           190,651           782

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY         $   204,272   $   282,150
                                                 ============= ============

The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
               Consolidated Statement of Operations
              For the Period Ended December 31, 1998
          With Comparative Totals for December 31, 1997

                                                    1998          1997
                                                 ------------- ------------
REVENUE:

   Consulting Income                             $      2,168  $     8,604
                                                 ------------- ------------
Total Revenue                                           2,168        8,604

EXPENSES:
    504 Commission                                    179,750          418
    Advertising                                           285            -
    Bank Charges                                          490          829
    Consulting Fees                                    71,297        2,000
    Depreciation Expense                               43,713       17,850
    Dues & Subscriptions                                2,301           95
    Education                                           5,109            -
    FICA Expense                                       17,176            -
    Furniture Lease                                     2,674            -
    Insurance                                           5,398        1,246
    Internet                                           18,333            -
    Maintenance & Repairs                                 922           35
    Marketing Expense                                  50,000            -
    Meals & Entertainment                                 387            -
    Merger Expenses                                         -       13,923
    Miscellaneous Expense                                 548            -
    Office Expenses                                     2,128           74
    Postage & Freight                                   1,068           49
    Professional & Legal Fees                          13,311            -
    Rent                                               32,499            -
    Rent of Equipment                                     394            -
    Royalties                                          26,450            -
    Security                                              485            -
    Taxes & Licenses                                    2,243          159
    Telephone                                          11,370        2,622
    Travel                                            110,630       22,837
    Utilities                                             494            -
    VAT Tax                                             9,414            -
    Wages                                             233,859       58,385
                                                 ------------- ------------
Total Expenses                                        842,728      120,522
                                                 ------------- ------------
NET PROFIT                                       $   (840,560) $  (111,918)
                                                 ============= ============
NET PROFIT PER COMMON STOCK                      $      (0.06) $    (0.001)
                                                 ------------- ------------
WEIGHTED AVERAGE SHARES OUTSTANDING                13,988,450    9,931,951
                                                 ------------- ------------

The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
                       Stockholders' Equity
                        December 31, 1998

                                         COMMON STOCKS       Additional    Accumulated      Total
                                        -----------------------    Paid-in       Earnings   Stockholders'
                                            Shares      Amount      Capital      (Deficit)     Equity
                                        ------------- ---------- ------------- ------------ -------------
Davki Agency Ltd., Inc. Merger             8,000,000      8,000       359,287     (367,287)            -

Comstock/Empire International, Inc.
  Merger                                     294,944        295       703,373     (703,668)            -

Issuance of Stock for Cash & Services      2,539,912      2,540       110,160            -       112,700

Net Deficit 12/31/97                               -          -             -     (111,918)     (111,918)
                                        ------------- ---------- ------------- ------------ -------------
Balance December 31, 1997                 10,834,856     10,835     1,172,820   (1,182,873)          782
                                        ============= ========== ============= ============ =============
Issuance of 4/28 for Services                500,000        500        49,500            -        50,000

Issuance of 5/7 for Cash                   1,000,000      1,000       299,000            -       300,000

Issuance of 5/19 for Cash                    500,000        500       199,500            -       200,000

Issuance of 7/20 for Services                500,000        500        24,500            -        25,000

Issuance of 8/18 for Cash                    550,000        550       219,450            -       220,000

Issuance of 11/1 for Cash                    285,000        285        99,465            -        99,750

Issuance of 12/4 for Services                 21,358         21        10,658            -        10,679

Issuance of 12/15 for Services               500,000        500        24,500            -        25,000

Issuance of 12/22 for Cash                   100,000        100        99,900            -       100,000

Issuance Correction 12/31
  (Comstock Merger)                              141          -             -            -             -

Net Deficit 12/31/98                               -          -             -     (840,560)     (840,560)
                                        ------------- ---------- ------------- ------------ -------------
Balance December 31, 1998                 14,791,355  $  14,791  $  2,199,293  $(2,023,433) $    190,651
                                        ============= ========== ============= ============ =============

   The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
               Consolidated Statement of Cash Flows
              For the Period Ended December 31, 1998
          With Comparative Totals for December 31, 1997

                                                    1998          1997
                                                 ------------- ------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net Loss                                      $   (840,560) $  (111,918)
   Depreciation                                        43,713       17,850

CHANGES IN ASSETS & LIABILITIES:
   GGLS Payable                                      (250,000)     250,000
   Accounts Payable                                      (941)       1,368
   Advances Payable                                   (30,000)      30,000
   Notes Payable - Ford Credit                         14,520            -
   Loan Receivable                                     (3,700)           -
   Prepaid Marketing                                  (25,000)           -
                                                 ------------- ------------
Net Cash Provided by Operating Activities          (1,091,968)     187,300

CASH FLOWS USED FOR INVESTING ACTIVITIES:
   Capital Expenditure                                 94,335     (300,000)
                                                 ------------- ------------
Net Cash Used for Investing Activities                 94,335     (300,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of Ordinary Shares                      1,026,473       18,893
                                                 ------------- ------------
Net Cash Provided by Financing                      1,026,473       18,893

Net Cash in Cash & Cash Equivalents                    28,840      (93,807)
Cash & Cash Equivalents at Beginning of Period             17            -
                                                 ------------- ------------
Cash & Cash Equivalents at End of Period         $     28,857  $   (93,807)
                                                 ============= ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
   Interest                                                 -            -
   Income Taxes                                             -            -

The accompanying notes are an integral part of these financial statements.

                  WINNERS INTERNET NETWORK, INC.
                  Notes to Financial Statements
                        December 31, 1998

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:
------------

On July 14, 1997, Winners Internet Network, Inc. (WIN) was incorporated under the laws of Nevada. The Company's fiscal year end is December 31. On July 15, 1997 Winners Internet Network, Inc. and Comstock-Empire International, Inc., a Washington Corporation merged pursuant to 368(a)(1)(A) and 368(a)(1)(F) of the Internal Revenue Code of 1986 as amended. Comstock-Empire merged into WIN, acquiring all issued and outstanding shares of Comstock-Empire for and in exchange for 294,944 shares of WIN common stock. On July 31, 1997 Winners Internet Network, Inc. and Davki Agency LTD, Inc., a Delaware Corporation, merged in a plan of reorganization. WIN acquired all issued and outstanding shares of Davki Agency LTD, Inc. for and in exchange of 8,000,000 shares of WIN common stock. This stock transfer is pursuant to 368(a)(1)(B) of Internal Revenue code of 1986 as amended, as a tax-free exchange. The Davki Agency LTD, Inc. became a wholly owned subsidiary of WIN.

Basis of Presentation:
---------------------

The Company is primarily engaged in the operation of an Internet Gaming Pay-out structure. The authorized capital stock of the corporation is 20,000,000 shares of common stock with a par value of $.001. On March 17, 1998 the authorized capital stock of the corporation was increased to 50,000,000 shares of common stock.

Cash and Cash Equivalents:
-------------------------

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

Property and Equipment:
----------------------

Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is figured on a straight-line basis as follows:

      Computer Software               15 years
      Equipment                        5 years
      Furniture & Fixtures            10 years
      Vehicle                          7 years

Revenue Recognition:
-------------------

Revenue is recognized when earned and expenses are recognized when they occur.

                  WINNERS INTERNET NETWORK, INC.
                  Notes to Financial Statements
                        December 31, 1998


GGLS Payable
------------

In 1997 the software was acquired from Global Gaming Link Systems, LTD. for $300,000, $250,000 as a payable to GGLS and a down payment of $50,000. This payable was paid in 1998 with an issuance of 500,000 shares of common stock. The payable for GGLS was eliminated in July, 1998 when the stocks were cancelled and reissued to Intertreuhand Aktiengesellschaft in as much as the software was no longer held by GGLS and was obtained from Intertreuhand.

Use of estimates:
----------------

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2   Going Concern:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained a substantial operation loss this year. As shown in the financial statements, the Company incurred a net loss of $840,560 for 1998 and a net loss of $111,918 for 1997. These factors indicate that the Company has substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

Note 3   Subsequent Event

In mid-December, 1998 the Austrian Subsidiary started operations by signing up their first casino. All travel and marketing expenses to start this operation were paid in 1998 by Winners Internet Network, Inc.

                             PART III

           ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit Number    Description                                    Location
---------------   ----------------                               --------

2.1              Articles of Incorporation of Winners Internet,
                     dated July 16, 1997                         See attached
2.2              Articles of Merger, dated July 21, 1997         See attached
2.3              Certificate of Share Exchange,
                   dated August 4, 1997                          See attached
2.4              Certificate of Amendment to Articles of
                   Incorporation, dated March 18, 1998           See attached
2.5              Bylaws of Winners Internet                      See attached
3.1              Winners Internet Directors, Officers and
                   Employees Stock Option Plan 1999              See attached
6.1              Lease between Winners Internet and Charles
                   Fazio, Sr., dated April 10, 1998              See attached
6.2              Consultant Agreement between Winners
                   Internet and Columbia Financial Group,
                   dated December 15, 1998                       See attached
8.1              Agreement and Plan of Reorganization
                   Between Winners Internet and Davki
                   Agency, dated July 31, 1997
27               Financial Data Schedule                         See attached
________________________


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.

     Date: December 23, 1999



                                   WINNERS INTERNET NETWORK, INC.

                                         /s/ David C. Skinner, Jr.
                                   By: ___________________________________
                                      David C. Skinner, Jr., President and CEO